**Dreyfus Tax Managed Balanced Fund**
**May 31, 2006 (Unaudited)**
S

| Common Stocks--42.2% | Shares | | Value ($) |
|---|---|---|---|
| **Consumer Discretionary--3.5%** | | | |
| Hilton Hotels | 800 | | 21,968 |
| Home Depot | 700 | | 26,684 |
| McGraw-Hill Cos. | 1,100 | | 56,760 |
| News, Cl. A | 1,800 | | 34,326 |
| Target | 300 | | 14,676 |
| | | | **154,414** |
| **Consumer Staples--10.7%** | | | |
| Altria Group | 1,300 | | 94,055 |
| Coca-Cola | 1,400 | | 61,642 |
| Estee Lauder Cos., Cl. A | 500 | | 20,470 |
| Nestle, ADR | 600 | | 44,760 |
| PepsiCo | 900 | | 54,414 |
| Procter & Gamble | 1,200 | | 65,100 |
| SYSCO | 600 | | 18,348 |
| Wal-Mart Stores | 700 | | 33,915 |
| Walgreen | 1,100 | | 44,660 |
| Whole Foods Market | 500 | | 32,500 |
| | | | **469,864** |
| **Energy--9.1%** | | | |
| BP, ADR | 1,000 | | 70,700 |
| Chevron | 1,000 | | 59,790 |
| ConocoPhillips | 1,100 | | 69,619 |
| Exxon Mobil | 1,600 | | 97,456 |
| Hess | 100 | | 15,000 |
| Occidental Petroleum | 400 | | 39,636 |
| Total, ADR | 700 | | 45,647 |
| | | | **397,848** |
| **Financial--8.4%** | | | |
| American Express | 600 | | 32,616 |
| Ameriprise Financial | 700 | | 32,039 |
| Bank of America | 1,200 | | 58,080 |
| Capital One Financial | 300 | | 24,831 |
| Citigroup | 1,500 | | 73,950 |
| HSBC Holdings, ADR | 600 | | 52,332 |
| JPMorgan Chase & Co. | 1,000 | | 42,640 |
| Merrill Lynch & Co. | 700 | | 50,687 |
| | | | **367,175** |
| **Health Care--2.9%** | | | |
| Abbott Laboratories | 700 | | 29,890 |
| Eli Lilly & Co. | 600 | | 30,984 |
| Johnson & Johnson | 700 | | 42,154 |
| UnitedHealth Group | 500 | | 21,980 |
| | | | **125,008** |
| **Industrial--4.3%** | | | |
| Caterpillar | 400 | | 29,180 |
| Emerson Electric | 500 | | 41,260 |
| General Electric | 2,300 | | 78,798 |
| United Parcel Service, Cl. B | 500 | | 40,275 |
| | | | **189,513** |
| **Information Technology--2.7%** | | | |
| Automatic Data Processing | 600 | | 27,282 |
| Intel | 2,800 | | 50,456 |
| Microsoft | 1,000 | | 22,650 |
| Yahoo! | 600 | a | 18,954 |
| | | | **119,342** |
| **Materials--.6%** | | | |
| Arkema, ADR | 17 | a,b | 628 |
| Praxair | 500 | | 26,350 |
| | | | **26,978** |
| **Total Common Stocks** | | | |
| (cost $1,836,564) | | | **1,850,142** |

| Long-Term Municipal Investments--49.1% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **California--7.0%** | | | | |
| California Statewide Communities Development Authority, Revenue (Daughters of Charity Health System) | 5.25 | 7/1/35 | 100,000 | 102,096 |
| Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds | 5.00 | 6/1/45 | 100,000 | 100,975 |
| Sweetwater Union High School District Public Financing Authority, Special Tax Revenue (Insured; FSA) | 5.00 | 9/1/27 | 100,000 | 103,093 |
| **Connecticut--2.4%** | | | | |
| Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue) | 5.00 | 7/1/35 | 100,000 | 103,728 |
| **Georgia--2.3%** | | | | |
| Atlanta, Water and Wastewater Revenue (Insured; FSA) | 5.00 | 11/1/43 | 100,000 | 101,818 |
| **Hawaii--2.4%** | | | | |
| Kauai County, GO (Insured; FGIC) | 5.00 | 8/1/29 | 100,000 | 103,450 |
| **Kansas--4.8%** | | | | |
| Butler County Unified School District Number 490, GO Improvement (Insured; FSA) | 5.00 | 9/1/29 | 100,000 | 103,474 |
| Kansas Development Finance Authority, Revenue (Kansas Department of Administration-Comprehensive Transportation Program) (Insured; FGIC) | 5.00 | 11/1/25 | 100,000 | 104,669 |
| **Kentucky--2.4%** | | | | |
| Kentucky Economic Development Finance Authority, MFHR (Christian Care Communities Projects) (Collateralized; GNMA) | 5.25 | 11/20/25 | 100,000 | 105,395 |
| **Michigan--2.3%** | | | | |
| Michigan Hospital Finance Authority, HR (Sparrow Obligated Group) (Insured; MBIA) | 5.00 | 11/15/36 | 100,000 | 102,464 |
| **Minnesota--2.3%** | | | | |
| Chaska, Electric Revenue | 5.00 | 10/1/30 | 100,000 | 101,259 |
| **Nebraska--2.4%** | | | | |
| Lincoln, Electric System Revenue | 5.00 | 9/1/29 | 100,000 | 103,093 |
| **Nevada--2.3%** | | | | |
| Clark County, Airport System Revenue (Insured; AMBAC) | 5.00 | 7/1/40 | 100,000 | 101,491 |
| **New Jersey--2.3%** | | | | |
| New Jersey Health Care Facilities Financing Authority, Revenue (Hunterdon Medical Center Issue) | 5.13 | 7/1/35 | 100,000 | 100,740 |
| **New York--6.9%** | | | | |
| Long Island Power Authority, Electric System General Revenue | 5.00 | 12/1/35 | 100,000 | 102,492 |
| New York State Dormitory Authority, Mental Health Services Facilities Improvement Revenue (Insured; AMBAC) | 5.00 | 2/15/30 | 100,000 | 103,380 |
| Westchester Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds | 5.13 | 6/1/45 | 100,000 | 97,368 |
| **North Carolina--2.3%** | | | | |
| Charlotte-Mecklenburg Hospital Authority, Health Care Revenue | 5.00 | 1/15/45 | 100,000 | 101,006 |
| **South Carolina--2.3%** | | | | |
| South Carolina Transportation Infrastructure Bank, Revenue (Insured; AMBAC) | 5.00 | 10/1/33 | 100,000 | 102,841 |
| **Texas--4.7%** | | | | |
| North Harris County Regional Water Authority, Senior Lien Revenue (Insured; MBIA) | 5.00 | 12/15/32 | 100,000 | 102,619 |
| Trinity River Authority, Regional Wastewater System Revenue (Insured; MBIA) | 5.00 | 8/1/29 | 100,000 | 102,996 |
| **Total Long-Term Municipal Investments** (cost $2,150,546) | | | | **2,150,447** |

| Short-Term Municipal Investments--6.9% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Illinois--2.3%** | | | | |
| Illinois Health Facilities Authority, Revenue (OSF Healthcare System) (LOC; Fifth Third Bank) | 3.52 | 6/1/06 | 100,000 c | 100,000 |
| **Maryland--2.3%** | | | | |
| Maryland Economic Development Corporation, Multi-Modal Revenue (United States Pharmacopeial Project) (Insured; AMBAC and Liquidity Facility; Bank of America) | 3.53 | 6/1/06 | 100,000 c | 100,000 |
| **Rhode Island--2.3%** | | | | |
| Rhode Island Health and Educational Building Corporation, Hospital Financing Revenue (Care New England Issue) (LOC; Bank of America) | 3.54 | 6/1/06 | 100,000 c | 100,000 |
| **Total Short-Term Municipal Investments** (cost $300,000) | | | | **300,000** |
| **Total Investments** (cost $4,287,110) | | | **98.2%** | **4,300,589** |
| **Cash and Receivables (Net)** | | | **1.8%** | **78,058** |
| **Net Assets** | | | **100.0%** | **4,378,647** |

ADR - American Depository Receipts

a Non-income producing security.

b The value of this security has been determined in good faith under the direction of the Board of Trustees.

c Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **RAC** | Revenue Anticipation Certificates |
| **RAN** | Revenue Anticipation Notes | **RAW** | Revenue Anticipation Warrants |
| **RRR** | Resources Recovery Revenue | **SAAN** | State Aid Anticipation Notes |
| **SBPA** | Standby Bond Purchase Agreement | **SFHR** | Single Family Housing Revenue |
| **SFMR** | Single Family Mortgage Revenue | **SONYMA** | State of New York Mortgage Agency |
| **SWDR** | Solid Waste Disposal Revenue | **TAN** | Tax Anticipation Notes |
| **TAW** | Tax Anticipation Warrants | **TRAN** | Tax and Revenue Anticipation Notes |
| **XLCA** | XL Capital Assurance | | |